EXHIBIT 99.2

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(dollars in millions)
Earnings, including interest on deposits(1):
Income before income tax expense	$1,625	$1,546	$4,823	$4,609
Fixed charges	1,169	1,525	3,708	4,552

	$2,794	$3,071	$8,531	$9,161

Preferred dividend requirement	$-	$1	$-	$5
Ratio of income before income tax expense to net income	1.59	1.58	1.59	1.58

Preferred dividends(2)	$-	$2	$-	$8

Fixed charges(1):
Interest expense	$1,129	$1,494	$3,597	$4,466
Estimated interest component of net rental expense	40	31	111	86

	1,169	1,525	3,708	4,552

Fixed charges and preferred dividends	$1,169	$1,527	$3,708	$4,560

Ratio of earnings to fixed charges and preferred dividends(3)	2.39	2.01	2.30	2.01

Earnings, excluding interest on deposits:
Income before income tax expense	$1,625	$1,546	$4,823	$4,609
Fixed charges	631	846	2,034	2,556

	$2,256	$2,392	$6,857	$7,165

Preferred dividends(2)	$-	$2	$-	$8

Fixed charges:
Interest expense	$1,129	$1,494	$3,597	$4,466
Less: interest on deposits	(538)	(679)	(1,674)	(1,996)
Estimated interest component of net rental expense	40	31	111	86

	631	846	2,034	2,556

Fixed charges and preferred dividends	$631	$848	$2,034	$2,564

Ratio of earnings to fixed charges and preferred dividends(3)	3.58	2.82	3.37	2.79

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.